Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Subject Corporation: Discovery Communications Holding, LLC
Commission File No.: none
Email communication to employees of Ascent Media Group (Creative Sound Services Group):
CREATIVE SOUND SERVICES BUSINESSES TO BECOME WHOLLY-OWNED SUBSIDIARY OF DISCOVERY COMMUNICATIONS, LLC
Hello everyone -
As part of the previously announced transaction between Discovery Holding Company and Advance/Newhouse, the businesses of Ascent Media Group will be spun out into a new public company. As currently contemplated pursuant to a non-binding letter of intent, the new public company would house the assets of Ascent Media Group other than the companies that comprise its Creative Sound Services group.
The Creative Sound Services group, comprising Soundelux, Todd-AO, Sound One, POP Sound, Modern Music, DMG and The Hollywood Edge, will remain as part of the new Discovery Communications public company. The transaction is still dependent on the execution of definitive agreements, DHC shareholder approval and other conditions, and is not expected to close until 2Q 2008.
So, what does it mean for us? The Creative Sound Services businesses will be aligned with a truly innovative, creative media entity — one that is dedicated to the creation of pioneering content and customer satisfaction. It is Discovery’s intention to give us the opportunity to let us do what we have always done best — provide the highest level of post-production sound services to our feature film, television, commercial and interactive media clients. I have been working with Discovery Communications to identify how this integration will advance our business and all of us as individuals. Through my experience and recent conversations with senior management, I believe this will be a very positive development for our team at Creative Sound Services.
Discovery is a terrific company, as many of you know, with strong brands and a positive, supportive culture. Additionally, as a global content company, Discovery understands the creative process and has demonstrated a willingness to make significant investments in their businesses to ensure that they have the technology and the tools necessary to support creative excellence. They are producers, program developers and digital media experts, all familiar with the day-to-day talent-driven creative process. Additionally, since 2005, Discovery has demonstrated its willingness and ability to make major investment in its production facilities around the world to support its 100 feeds in 170 countries. I believe Discovery has the potential to be a great partner.
I know that all of you are committed to nurturing strong and enduring partnerships with our clients and will be supportive in moving the business forward as part of Discovery. I will personally be reaching out to our primary client stakeholders to ensure they understand that they can continue to count on our absolute commitment to top-quality talent, services and expertise, just as they have done in the past. I intend to keep you all informed of any updates as we undertake the transition following the closing of the transaction.
I expect that many of you will have specific questions regarding our group separating from Ascent Media and becoming part of Discovery. In the days and weeks ahead, I will be scheduling time to visit each facility and be available to address those questions.
Please let me know what questions you might have about this new structure and I look forward to connecting with each of you.
Bob Rosenthal
ADDITIONAL INFORMATION
NOTHING IN THIS COMMUNICATION SHALL CONSTITUTE A SOLICITATION TO BUY OR AN OFFER TO SELL ANY SECURITIES. ANY OFFER OR SALE OF SECURITIES WILL ONLY BE MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER APPLICABLE SECURITIES LAW. WE URGE YOU TO READ THE MATERIALS TO BE FILED BY ASCENT AND DHC WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED ABOVE. A COPY OF THE MATERIALS ASCENT AND DHC FILE WITH THE SEC WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV). COPIES OF THE FILINGS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO ASCENT MEDIA GROUP, LLC, WILLIAM E. NILES, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL, 520 BROADWAY, 5TH FLOOR, SANTA MONICA, CALIFORNIA 90401, PHONE: 310.434.7022.
PARTICIPANTS IN SOLICITATION
THE DIRECTORS AND EXECUTIVE OFFICERS OF DHC AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF PROPOSALS TO APPROVE THE TRANSACTION PURSUANT TO WHICH ASCENT WOULD BECOME A PUBLIC COMPANY AND RELATED TRANSACTIONS. INFORMATION REGARDING DHC’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE AVAILABLE IN PROXY MATERIALS TO BE FILED WITH THE SEC.